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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO
                                 (Rule 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             PRIMESOURCE CORPORATION
                            (Name of Subject Company)
                              FPF ACQUISITION CORP.
                         ENOVATION GRAPHIC SYSTEMS, INC.
                          FUJI PHOTO FILM U.S.A., INC.
                             FUJIFILM AMERICA, INC.
                            FUJI PHOTO FILM CO., LTD.
                      (Names of Filing Persons (Offerors))
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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
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                                    741593107
                      (CUSIP Number of Class of Securities)
                             Jonathan E. File, Esq.
                       Vice President and General Counsel
                          Fuji Photo Film U.S.A., Inc.
                                 555 Taxter Road
                            Elmsford, New York 10523
                            Telephone: (914) 789-8100
                          (Name, address and telephone
                                number of person
                              authorized to receive
                                   notices and
                            communications on behalf
                               of filing persons)
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                                    Copy to:
                            David L. Finkelman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                             Telephone: 212-806-5400
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                            CALCULATION OF FILING FEE
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     Transaction Valuation*                         Amount of Filing Fee**
          $ 65,351,917                                     $ 13,070
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* Estimated for purposes of calculating the filing fee only. Calculated by (i) multiplying $10.00, the per share tender offer price, by 6,357,806, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $10.00 in an amount per option equal to the difference between (a) $10.00 and (b) the applicable exercise price, based on 486,621 outstanding options with an average weighted exercise price of $6.35 per share.
**  Calculated as 1/50 of 1% of the transaction value.
[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not Applicable       Filing party: Not Applicable
       Form or Registration No.: Not Applicable     Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by FPF Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Enovation Graphic Systems, Inc., a Delaware corporation ("Enovation"), which is a wholly-owned subsidiary of Fuji Photo Film U.S.A., Inc., a New York corporation ("Fuji"), which is a wholly-owned subsidiary of FUJIFILM America, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Fuji Photo Film Co., Ltd., a Japanese corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PrimeSource Corporation, a Pennsylvania corporation (the "Company"), and the associated rights to purchase Shares (the "Rights") issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 1, 2001, at $10.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated September 11, 2001.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement published September 11, 2001.
(b)      Not applicable.
(c)      Not applicable.
(d)(1) Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2) Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3) Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan.
(e)      Not applicable.
(f)      Not applicable.
(g)      Not applicable.
(h)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2001

                              FPF ACQUISITION CORP.
                              By:  /s/ Yasuo Tanaka
                                   -------------------------
                                   Name:  Yasuo Tanaka
                                   Title: President

                              ENOVATION GRAPHIC SYSTEMS INC.
                              By:  /s/ Yasuo Tanaka
                                   -------------------------
                                   Name:  Yasuo Tanaka
                                   Title: President

                              FUJI PHOTO FILM U.S.A., INC.
                              By:  /s/ Yasuo Tanaka
                                   -------------------------
                                   Name:  Yasuo Tanaka
                                   Title: President

                              FUJIFILM AMERICA, INC.
                              By:  /s/ Yasuo Tanaka
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                                   Name:  Yasuo Tanaka
                                   Title: President

                              FUJI PHOTO FILM CO., LTD.
                              By:  /s/ Yasuo Tanaka
                                   -------------------------
                                   Name:  Yasuo Tanaka
                                   Title: Director and Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.
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(a)(1)   Offer to Purchase dated September 11, 2001.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement published September 11, 2001.
(d)(1) Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2) Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3) Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan.